April 2, 2008

Mail Stop 3561

Mr. Michael Moran

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0405

Re:	Handleman Company
Item 4.01 Form 8-K, filed March 26, 2008
File No. 0-7923

Dear Mr. Moran:

Thank you for your letter dated and received on March 28, 2008, resulting from a review by the Securities and Exchange Commission (“SEC”) of Handleman Company’s (“Company” or “Registrant”) Form 8-K dated March 26, 2008, announcing the dismissal of the Company’s independent registered public accounting firm and the selection of a successor accountant.

The comments provided by the SEC are helpful to ensure that our disclosures are in compliance with required standards and enhance the Company’s overall disclosures in public filings.

This response letter is structured in a manner to facilitate the SEC’s review, whereby the response to each comment corresponds to the comment number appearing in your letter dated March 28, 2008.

1.	We acknowledge the guidance in Item 304 (a)(1)(iii) of Regulation S-K that requires companies to state whether the change in accountants was recommended or approved by an audit committee of the board of directors, or a board of directors if there is no such committee. Accordingly, the Registrant included this required disclosure in a Form 8-K/A filed on April 2, 2008 amending the Form 8-K it filed on March 26, 2008.

2.	We also acknowledge the guidance in Item 304(a)(1)(v) of Regulation S-K that requires companies to provide the same type of information for reportable events that is required for disagreements, even though there were no disagreements related to these events. Accordingly, the Company provided the disclosures required related to its material weaknesses in accordance with Item 304(a)(1)(iv) of Regulation S-K in its Form 8-K/A filed on April 2, 2008 amending the Form 8-K filed on March 26, 2008.

The Form 8-K/A filed on April 2, 2008 includes an updated letter to the SEC from the former accountant affirming the statements made by the Company in the Form 8-K/A and is attached as Exhibit 16.1.

We appreciate the SEC’s review of the Company’s Form 8-K along with the comments provided in your letter dated March 28, 2008. We understand the importance of providing information to investors that is accurate and complete. The comments provided by the SEC are very helpful in ensuring that the Company’s disclosures in its public filings are transparent and provide information in accordance with required standards. The management team at Handleman Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures provided in its public filings;

•	the SEC comments or changes in disclosure resulting from these comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert SEC comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or comments with respect to our responses, or require additional information, please feel free to contact me.

Very truly yours,

/s/ Khaled Haram
Khaled Haram
Senior Vice President and
Chief Financial Officer

c:	A. A. Koch, President and Chief Executive Officer
Donald M. Genotti, Vice President and Corporate Controller
Angelique Marks, Vice President and General Counsel
Donald J. Kunz, Honigman Miller Schwartz and Cohn
Kelly J. Busch, PricewaterhouseCoopers LLP Eugene A. Miller, Audit Committee Chairman

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